Exhibit A

KNOTT PARTNERS L.P.
485 Underhill Boulevard
Suite 205
Syosset, New York 11791-3419

David M. Knott, General Partner	Telephone: (516) 364-0303
Facsimile: (516) 364-0879

May 4, 2006

Mr. Thomas H. McLain
Chairman/President/CEO
NABI Biopharmaceuticals
5800 Park of Commerce Blvd. NW
Boca Raton, FL  33487

Dear Tom:

As you know, we have been investors in your company for over five years. We would be happy to support current management if you were willing to retain an independent investment banker other than Lehman Brothers to do a strategic review. If you are unwilling to go down this path, however, we will not attend the annual meeting or vote our shares.

We believe it is irresponsible and self-serving for you and the board to disregard the suggestions of your largest shareholder when there is no management track record to support your position that now is not an appropriate time to consider a strategic transaction. Based on our review of public documents, we understand that management and directors own less than 3.3% of the company, a significant portion of which has been obtained by what we consider to be low-priced, sweetheart options. Indeed, it is our understanding that there have been few shares purchased in the open market by management or directors. We have attempted to present our views to members of the board and now understand that board members have been instructed not to take our calls.

Additionally, we understand that Lehman is handling the sale of a company asset and that the company has required participants in this transaction to sign a one-year standstill agreement. This is very unusual in the biotechnology industry and suggests to us a further effort to entrench present management. We have reason to believe that this standstill may have deterred other potentially interested parties from bidding on this asset and therefore may prevent the company from realizing full value. We continue to believe there are companies that would have a strategic interest in NABI and/or its various products if the company were receptive to such overtures.

We remind you and the board of your fiduciary duties and assure you we will avail ourselves of every means to protect our investment.

Sincerely,

/s/ Tony Campbell

Tony Campbell